Mail Stop 3010

June 8, 2009

VIA U.S. MAIL and FAX 905-264-3848

Gary Cilevitz
Chief Financial Officer
Moneylogix Group, Inc.
9000 Keele Street, Unit 4
Concord, Ontario
L4K 0B3

   Re: **Moneylogix Group, Inc.**
     Form 10-K for Fiscal Year Ended
     December 31, 2008
     Filed April 1, 2009
     File No. 000-30424

Dear Mr. Cilevitz:

   We have reviewed your response letter dated June 5, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 4. Evaluation of Disclosure Controls and Procedures, page 6

1.   We note your response to our prior comment three and your proposed revision to
        your filing. Your proposed revision does not appear to comply with Item 308(a)
        of Regulation S-K. Please revise or advise.

Financial Statements

General

2.   We note your response to our prior comment five. Please revise your filing to
        clarify the 490,310 shares are part of the total of 563,586 shares issued to former
        shareholders.

3.   We note your response to our prior comment six. As it appears that Moneylogix
        Inc. is a subsidiary of the registrant, please tell us why the $250,000 payment is a
        non-cash transaction.

Exhibit 31.1

4.   We note your response to our prior comment seven and your proposed revision to
        your filing. We note your certifications still do not comply with the content of the
        certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).
        Specifically, we note you have removed the phrase "and internal control over
        financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)"
        from paragraph 4, you have replaced the word "report" with the phrase "annual
        report" in paragraphs 4(a) and 4(b), you have excluded the paragraph containing
        the statement "designed such internal control over financial reporting, or caused
        such internal control over financial reporting to be designed under our
        supervision, to provide reasonable assurance regarding the reliability of financial
        reporting and the preparation of financial statements for external purposes in
        accordance with generally accepted accounting principles" from your report, you
        have excluded "(the registrant's fourth fiscal quarter in the case of an annual
        report)" from paragraph 4(c), you have replaced "likely" with "like" in paragraph
        4(c), you have removed "and" from the end of paragraph 4(c), you have included
        "the" before "internal control" in paragraph 5, you have removed "the" before
        "registrant's board" in paragraph 5, and you have replaced "functions" with
        "function" in paragraph 5. Please amend your certifications to comply with the
        Exchange Act Rules.

5.   Further, per review of your Form 8-K filed on May 15, 2009, it appears you have a new principal executive officer and principal financial officer. Please ensure that your new principal executive officer and principal financial officer sign the certifications in your Form 10-K/A.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

                                                Sincerely,

                                                Kevin Woody
                                                Branch Chief